Exhibit 99.1

For Immediate Release:  August 6, 2007

For More Information, Contact:

William D. Patterson, Senior Vice President and Chief Financial Officer

Phone:  603-913-2300

Fax: 603-913-2305

Pennichuck Corporation Announces Second Quarter 2007 Earnings

MERRIMACK, NH (August 6, 2007) – Pennichuck Corporation (NASDAQ: PNNW) today announced that for its second quarter ended June 30, 2007 net income was $1.3 million, or $.32 per share, compared with net income of $155,000, or $.04 per share, for the same quarter in 2006. The second quarter 2007 increase in earnings was due to the combined effects of higher water utility operating income, an increase in other income attributable to the sale of cell tower leases, and lower eminent domain-related costs, offset in part by an increase in the provision for income taxes, reduced interest income and a lower allowance for funds used during construction (“AFUDC”).

Second quarter 2007 water utility operating income was up $872,000 over the 2006 level due principally to the allowance of higher water rates for the Company’s Pennichuck Water Works, Inc. subsidiary (“Pennichuck Water”), net of the effects of increased operating expenses at Pennichuck Water and operating losses at the Company’s Pennichuck East and Pittsfield Aqueduct water utilities.  As previously reported, on May 25, 2007 and June 29, 2007, the New Hampshire Public Utilities Commission (the “NHPUC”) issued orders approving permanent rate increases for Pennichuck Water which are expected to result in annualized revenue increases of approximately $5.2 million (up from an annualized temporary increase of $2.4 million in effect since July 2006) and $505,000, respectively.  Pennichuck East has filed for temporary and permanent rate relief which the Company expects will be acted upon by the NHPUC by September 2007 and early 2008, respectively.  Pittsfield Aqueduct is expected to file for rate relief with the NHPUC later this calendar year.

For the six months ended June 30, 2007, net income was $1.5 million, or $.36 per share, compared with a loss of $552,000, or $.13 per share, for the six months ended June 30, 2006.  The primary factors contributing to higher comparative earnings for the six month period were the same as those contributing to improved second quarter results.

Consolidated revenues for the second quarter of 2007 were $7.1 million compared with $5.8 million for the same quarter in 2006.  For the six months ended June 30, 2007 consolidated revenues were $13.1 million compared with $11.0 million for the same period in 2006. Revenues for the quarter and six month periods were higher due principally to the rate relief described above. Additionally, the Company experienced approximately 5% combined water utility customer growth resulting in a total combined customer base of approximately 32,600 at June 30, 2007.  For the six month period ended June 30, 2007, there was a decline in average per customer water consumption as compared with the same period in 2006.

Eminent domain-related costs for the second quarter of 2007 were $98,000 compared with $594,000 for the same period in 2006. Eminent domain-related costs for the first six months of 2007, net of a $250,000 cash payment received from the City of Nashua in connection with settlement discussions, were $69,000 compared with $1.6 million for the same period in 2006. No portion of the eminent domain-related costs incurred to date have been charged or allocated to the Company's three water utilities.

Other income for the second quarter and first six months of 2007 includes pre-tax gains from the sale of cell tower leases of $1.1 million (7 leases) and $1.2 million (8 leases), respectively.  There were no comparable gains in the first six months of 2006.  The Company has one remaining cell tower lease.

Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in southern and central New Hampshire through its three regulated water utilities.  Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts.  The Company’s real estate operations are involved in the ownership, management and development of real estate in the greater Nashua, New Hampshire area.

Pennichuck Corporation’s common stock trades on the Nasdaq Stock Exchange under the symbol “PNNW”.  The Company’s website is at www.pennichuck.com.

This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation.  Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, timing and results of eminent domain proceedings before the New Hampshire Public Utilities Commission; the impact thereof on consolidated business operations; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; and, the impact of weather.  Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements.

Pennichuck Corporation
Comparative Financial Results

Quarter Ended June 30:	2007	2006
Consolidated Revenues	$7,126,000	$5,821,000
Operating Income	$1,818,000	$1,014,000
Net Income	$1,349,000	$155,000
Earnings Per Share:
Basic	$0.32	$0.04
Diluted	$0.32	$0.04
Average Shares Outstanding:
Basic	4,220,894	4,204,472
Diluted	4,271,060	4,233,665

Six Months Ended June 30:	2007	2006
Consolidated Revenues	$13,119,000	$10,985,000
Operating Income	$2,487,000	$1,220,000
Net Income (Loss)	$1,511,000	$(552,000)
Earnings (Loss) Per Share:
Basic	$0.36	$(0.13)
Diluted	$0.35	$(0.13)
Average Shares Outstanding:
Basic	4,219,350	4,197,909
Diluted	4,261,575	4,197,909